

MISTERB&B

2022 Report

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

We need you to publish your listing (private room, sofa bed, entire place) or travel with misterb&b. You are our best ambassadors as investors so we count on you to pass the word.

Sincerely,

Jean Bourcereau
GP

Marc Dedonder
CCO

Francois De Landes De Saint Palais d'Aussac
COO

Matthieu Jost
CEO

Our Mission

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay, and book all your tourist experiences, knowing that you're getting the safest travel experience out there.

See our full profile

How did we do this year?

Report Card

A-

The Good

- First year of profitability
- 10,000 paid subscribers to our new social travel network

The Bad

- High tension in Tech. Increase of expense due to inflation and shortage of Tech dev
- Important cost for misterb&b to stay compliant for local travel taxes all over the worl
- Challenge to quickly scale our CS support team with the travel rebond

2022 At a Glance

January 1 to December 31

$3,723,543 +151%
Revenue

$1,001,839
Net Profit

$0
Short Term Debt

$3,069,244
Raised in 2022

$2,467,738
Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Largest LGBTQ travel community in the world

"I experienced discrimination while booking a private room with my partner a few years ago. After that, I decided to create a marketplace where my community would be able to travel safely and with peace of mind around the world." Matthieu Jost, Ceo

misterb&b empowers the LGBTQ community to travel more safely, feel welcome & get local insider tips wherever they go. We're the largest online community of LGBTQ travelers with 1 million accommodation providing a welcoming and safe environment in 200 countries (private rooms, appartements, LGBTQ friendly hotels)

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay knowing that you're getting the safest travel experience out there.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $3,723,543 compared to the year ended December 31, 2021, when the Company had revenues of $1,485,312. Our gross margin was 87.59% in fiscal year 2022, compared to 84.62% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $5,287,998, including $2,767,587 in cash. As of December 31, 2021, the Company had $3,660,641 in total assets, including $2,299,237 in cash.
- *Net Income*. The Company has had net income of $1,001,839 and net losses of $207,620 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $711,829 for the fiscal year ended December 31, 2022 and $3,624,227 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $630,000 in debt, $14,709,721 in equity, $906,229 in convertibles, and $1,139,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 15 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 16 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SFO84, Inc cash in hand is $2,467,738, as of March 2023. Over the last three months, revenues have averaged $293,721/month, cost of goods sold has averaged $39,418/month, and operational expenses have averaged $286,034/month, for an average burn rate of $31,731 per month. Our intent is to be profitable in 12 months.

We did a financing round early in 2022. We converted also all our pending convertible notes.

We definitively expect the company to continue to generate profits in the upcoming months.

misterb&b is profitable in 2022. This is an important news at it will allow us to continue to invest to grow our business. At this point, we don't need any new financing.

The company is well-funded right now. We have cash in the bank through loans, profits and a Series A+ that occurred early 2022

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: 27% Gross Margin: 88% Return on Assets: 19% Earnings per Share: $41,743.29 Revenue per Employee: $112,835 Cash to Assets: 52% Revenue to Receivables: 585% Debt Ratio: 13%

MBB_Consolidated_Financials_2022.pdf

We ❤ Our 2433 Investors

Thank You For Believing In Us

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Steven Kwon	John Nerenio	Leo McCormick	Kristian Robert Villafane	Eric Merlau	John Belleire	Philip O'Neill
Keante Hendricks	Edward Arnold	Fernando Muniz	Steven A Lopez	Robin Lenston	Jamison Medrek	Veronier Stefan
Timothy Stephen Royer	Erasmo Leon	Jeffrey Nash	Theo Trepolis	Peter TOTH	Emmanuel Tournaret	Richard Haywood
Alexandra Duckett	Anubrata Banerjee	Michael Browne	Dominic Hoak	Michael L. Valenzuela	Jim Rickards	Ronald Mallard
R. Thorne	William Vandermaesen	Joe Warburton	Paul Welch	Jeffrey Clements	Amy Adams	Flavio Consaly
Richard Palmer	Gabriel Schmidtke	Héctor Salvador Lopez	Daniel Brown	Marylyn Forrison	Benjamin Robert Kittner	Michael P. Belmonte
Jason Wilson	Diane Koesch	Rand Mengel	David Bellveau	Otis Audrey Jr	Robert Baker	Roy Fitzsimmons
Michael Beauchamp	Trevor Lee	Thomas Dudenhoeffer	Pierre LANDY	Saverio Giglio	Maksims Jemeljanovs	Jeff Paulet
Nicholas DaBella	Kevin Treco	Sam Poncet	Joseba Imanol Cusselaga...	Guillaume Leprince	Tomáš Dily	Rodrigo Herzberg

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- Brian Randal Herredine
- Troy Schneiter
- Michele E Vaughan
- Chester Witham
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Thank You!

From the misterb&b Team



Matthieu Jost
CEO



François de Landes de Saint Palais
COO



Marc Dedonder
CCO



Anissa Truchet
CMO
15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert



Jean Bourcereau
Board Member
Managing Partner at Ventech



Anthony Bazhuhin
CTO
Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager



Anton Waitz
Board Member
General Partner at Project A Ventures.



Arnaud Houvet
Head of Operations
Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jean Bourcereau	VC @ Ventech	2017
Anton Waitz	VC @ Project A	2017
Marc Dedonder	CCO @ misterb&b	2014
Francois De Landes De Saint Palais d'Aussac	COO @ misterb&b	2014
Matthieu Jost	CEO @ misterb&b	2014

Officers

OFFICER	TITLE	JOINED
Marc Dedonder	CCO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Matthieu Jost	CEO	2014

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2015	$113,888		Section 4(a)(2)
04/2015	$1,073,337		Section 4(a)(2)
08/2015	$2,027,099		Section 4(a)(2)
01/2017	$1,139,500	Safe	Section 4(a)(2)
05/2017	[illegible]	Preferred Stock	Section 4(a)(2)

05/2017	$8,426,193	Preferred Stock	Section 4(a)(2)
04/2019	$50,000		Regulation D, Rule 506(c)
07/2019	$1,047,068		4(a)(6)
08/2019	$250,200		506(c)
10/2019	$106,841		Regulation D, Rule 506(c)
10/2019	$60,000		Regulation D, Rule 506(c)
11/2019	$55,000		Regulation D, Rule 506(c)
12/2019	$284,388		Regulation D, Rule 506(c)
12/2019	$200,000		Regulation D, Rule 506(c)
04/2020	$10,000		Regulation D, Rule 506(c)
04/2020	$100,000		Regulation D, Rule 506(c)
05/2020	$40,000		Regulation D, Rule 506(c)
05/2020	$480,000		Other
08/2020	$150,000		Other
05/2021	$420,322		4(a)(6)
02/2022	$3,059,244	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/09/2019	$50,000	3.0%	10.0%	$40,000,000	04/09/2022
10/02/2019	$106,841	3.0%	10.0%	$40,000,000	10/02/2022
10/27/2019	$60,000	3.0%	10.0%	$40,000,000	10/26/2022
11/13/2019	$55,000	3.0%	10.0%	$40,000,000	11/13/2022
12/02/2019	$284,388	3.0%	10.0%	$40,000,000	12/02/2022
12/03/2019	$200,000	3.0%	10.0%	$40,000,000	12/03/2022
04/20/2020	$10,000	3.0%	20.0%	$40,000,000	04/19/2023
04/25/2020	$100,000	3.0%	20.0%	$40,000,000	04/24/2023
05/04/2020	$40,000	3.0%	20.0%	$40,000,000	05/03/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
BNP	05/28/2020	$480,000	$480,000	0.25%	03/10/2025	Yes
SBA	08/27/2020	$150,000	$150,000	3.75%		Yes

Related Party Transactions

SF084, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	7,500,000	6,962,950	Yes
Class B Common Stock	30,000,000	2,038,386	Yes
Preferred Stock	17,166,191	16,223,582	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,370,814

Risks

Like all the travel industry, the company has been hit by the Covid19 pandemic with 95% dropping business YoY. The future of the travel industry is uncertain and revenues may continue to suffer.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.

The return of Covid19, lockdowns or a new epidemic can also be potential risks to the business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively effect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates

the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $40,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SFO84, Inc

- Delaware Corporation
- Organized March 2014
- 33 employees

584 Castro Street
San Francisco CA 94114

https://www.misterbandb.com

Business Description

Refer to the misterb&b profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

misterb&b has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.